Exhibit (a)(2)

Santander BanCorp

B7 Tabonuco Street, 18th Floor, San Patricio,

Guaynabo, Puerto Rico 00968-3028

July 9, 2010

Dear Stockholder:

Enclosed is a copy of the Schedule 14D-9 which is being filed today by Santander BanCorp (the “Company”) with the Securities and Exchange Commission in connection with the offer by Administración de Bancos Latinoamericanos Santander S.L. (the “Offeror”) to purchase the shares of common stock of the Company (the “Shares”) not already owned by the Offeror, its parent, Banco Santander, S.A., and their affiliates (the “Offer”). Banco Santander and its affiliates, including the Offeror, comprise the Santander Group.

The Offeror is related to the Company, as the Santander Group owns approximately 90.6% of the Shares. For those reasons set forth in Item 4 of the enclosed Schedule 14D-9, the Company is making no recommendation and is remaining neutral as to whether stockholders should tender their shares pursuant to the Offer.

Stockholders are advised to read the enclosed Schedule 14D-9 carefully. It contains information regarding the Offer and the process the Company used to reach the conclusion mentioned above, including the determination of a Special Committee composed of independent directors.

Sincerely,

SANTANDER BANCORP

By:	/s/ Juan S. Moreno Blanco
Name:	Juan S. Moreno Blanco
Title:	President and Chief Executive Officer